

Mail Stop 3720

July 25, 2006

Via U.S. Mail and Fax (623-445-9501)
Ms. Kimberly J. McWaters
President and Chief Executive Officer
Universal Technical Institute, Inc.
20410 North 19th Avenue, Suite 200
Phoenix, AZ 85027

       RE: **Universal Technical Institute, Inc.**
               Form 10-K for the fiscal year ended September 30, 2005
               Filed December 14, 2005

               Form 10-Q for the quarter ended March 31, 2006
               File No. 1-31923

Dear Ms. McWaters:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed December 14, 2006

Balance Sheet, page F-5

1.   Refer to your disclosure of Restricted Cash on page F-11. We note that you classified restricted cash and restricted investment as current asset in your Balance Sheet. Based on the nature of the restriction described in the note to the financial statements, it is unclear to us why you believe that current asset classification is appropriate. Please revise or advise in detail.

Statements of Cash Flows, page F-8

2.   We note on page F-11 that at September 30, 2004, $10.4 million of restricted cash represented collateral provided to the issuer of your letter of credit in favor of ED in the amount of $9.9 million. We also on page F-12 that restricted investments represents collateral provided to the issuer of your letter of credit in favor of ED in the amount of $14.4 million which was collateralized by a United States government agency discount note. Addressing SFAS 95, tell us in detail how you determined the proper classification in the statements of cash flows of the different transactions related to the movement of the restricted cash account and the restricted investment account for all periods presented.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   ·   staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Kimberly J. McWaters
Universal Technical Institute, Inc.
July 25, 2006
Page 3

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director